UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   BEGUN               MICHELLE A.
   955 East Arques Avenue
   Sunnyvale, CA 94086-4533

   (408) 739-1010
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/97
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P. HUMAN RESOURCES
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     10,570         D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $1.8000                                                                    11/01/91     06/21/01
to buy)
Incentive Stock Option (right  $4.0000                                                                    08/01/96     07/15/02
to buy)
Incentive Stock Option (right  $7.6300                                                                    03/31/95     07/26/04
to buy)
Incentive Stock Option (right  $8.0000                                                                    03/31/94     06/30/03
to buy)
Incentive Stock Option (right  $10.6250                                                                   07/05/96     01/05/06
to buy)
Incentive Stock Option (right  $14.8750                                                                   08/01/00     07/17/06
to buy)
Incentive Stock Option (right  $16.3750        07/03/97       A         6,106                             08/01/01 (1) 07/03/07
to buy)
Non-Qualified Stock Option     $9.0500                                                                                 10/06/05
(right to buy)
Non-Qualified Stock Option     $10.6250                                                                   08/01/99     01/05/06
(right to buy)
Non-Qualified Stock Option     $14.8750                                                                   08/01/00     07/17/06
(right to buy)
Non-Qualified Stock Option     $16.3750        07/03/97       A         8,894                             08/01/01 (1) 07/03/07
(right to buy)
Non-Qualified Stock Option     $16.3750        07/03/97       A         9,000                             03/31/98 (2) 07/03/07
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   3,000                     3,000         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   4,500                     4,500         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   17,250                    17,250        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   13,750                    13,750        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   12,578                    12,578        D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   9,138                     9,138         D   Direct
to buy)
Incentive Stock Option (right  07/03/97  Common Stock                   6,106                     6,106         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   13,583                    13,583        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   672                       672           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   8,195                     8,195         D   Direct
(right to buy)
Non-Qualified Stock Option     07/03/97  Common Stock                   8,894                                   D   Direct
(right to buy)
Non-Qualified Stock Option     07/03/97  Common Stock                   9,000                     17,894        D   Direct
(right to buy)

Explanation of Responses:

(1)
Option becomes 100% exercisable on 8/1/2001.
(2)
Option begins vesting 1/1/98 and is exercisable quarterly in 1998, 1999, and 2000.

SIGNATURE OF REPORTING PERSON
/S/ BEGUN               MICHELLE A.
DATE